UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to

SCHEDULE 13G

[Rule 13d-102]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2

H-Cyte, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404124307

(CUSIP Number)

CFRS Investments, LLC

Frederick J. Lynch

2903 W. Villa Rosa Park

Tampa, Florida 33611

(813) 394-2264

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 404124307

1.	Names of Reporting Persons. CFRS Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 8.95%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on an aggregate of 492,610 shares of Common Stock and 438,776 shares of Common Stock underlying Series A Preferred Stock outstanding as of February 2, 2023.

 Page 2 of 6 Pages

CUSIP No. 404124307

1.	Names of Reporting Persons. Frederick J. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 8.95%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on an aggregate of 492,610 shares of Common Stock and 438,776 shares of Common Stock underlying Series A Preferred Stock outstanding as of February 2, 2023.

 Page 3 of 6 Pages

ITEM 1.	(a)	Name of Issuer: H-Cyte, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

201 E. Kennedy Blvd., Suite 700

Tampa, Florida 33602

ITEM 2.	(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by CFRS Investments, LLC and Frederick J. Lynch (the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence:

The address of both Reporting Persons is 2903 W. Villa Rosa Park, Tampa, Florida 33611.

(c)	Citizenship or Place of Organization:

The place of organization of CFRS Investments, LLC is Florida. Mr. Lynch is a United States citizen.

(d)	Title of Class of Securities:

This Amendment No. 1 to Schedule 13G relates to the Issuer’s Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

404124307

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover pages hereto.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

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ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

CFRS Investments, LLC

By: /s/ Frederick J. Lynch
Name: Frederick J. Lynch
Title: Manager

/s/ Frederick J. Lynch
Frederick J. Lynch

Page 6 of 6 Pages